BAKER & MCKENZIE
東京青山・青木法律事務所

Baker & McKenzie GJBJ
Tokyo Aoyama Aoki Law Office
(Gaikokuho Joint Enterprise)
The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel : +81 3 5157 2700
Fax: +81 3 5157 2900
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www.bakernet.com

RECEIVED
2006 JUL 26 P 3:26
OFFICE OF INTERNATIONAL CORPORATE FINANCE

06015513

File No. 82-34816
June 29, 2006

VIA AIR MAIL

Securities and Exchange Commi
Office of International Corporate
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SUPPL

SEGA SAMMY HOLDINGS INC.
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3-2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to SEGA SAMMY HOLDINGS INC. (the "Company") with respect to its ADR program, enclose herewith English translation of the documents of which contents were announced by the Company.

- Notice of Issuance stock acquisition rights for the purpose of granting stock options to the Company's Directors (Dated May 16, 2006)
- Notice of To issue stock acquisition rights for the purpose of granting stock options to directors of the Company's subsidiaries and to executive officers and other employees of the Company and its subsidiaries (Dated May 16, 2006)

PROCESSED
JUL 31 2006 E
THOMSON FINANCIAL

Yours truly,

Fusako Otsuka

FO/ah
Encl.
cc: Mr. Dennis Chung of The Bank of New York
cc: Ms. Fusako Annie Amikura of The Bank of New York Securities Company Japan Ltd.
cc: Ms. Maki Nishikado of SEGA SAMMY HOLDINGS INC. (w/o encl.)

(Translation)

May 16, 2006

Dear Sirs,

Name of Company: SEGA SAMMY HOLDINGS INC.
Name of Representative: Hajime Satomi, Chairman, President and Representative Director
(Code No. 6460, Tokyo Stock Exchange 1st Section)
Further inquiry: Michael Masakimi Hotta, Executive Officer (TEL: 03-6215-9955)

Notice of Issuance stock acquisition rights for the purpose of granting stock options to the Company's Directors

Notice is hereby given that SEGA SAMMY HOLDINGS INC. (the "Company"), at the meeting of its Board of Directors held on May 16, 2006, resolved that the Company would submit a proposition for the approval of the issuance of stock acquisition rights as stock options to the Directors of the Company within the annual amount of ¥37,910,000 as remuneration for them, pursuant to Article 361, paragraph 1, items 1 and 3 of the Corporation Law of Japan at the 2nd Ordinary General Meeting of Shareholders of the Company to be held on June 20, 2006, as described below.

In accordance with the enforcement of the Corporation Law, stock options are included in remuneration, etc. for directors required to be approved at general meetings of shareholders. Consequently, the Company intends to grant such stock acquisition rights as remuneration, etc. for Directors in the amount equivalent to the fair value of the stock options, taking into account the present economic conditions and request our shareholders to approve of the granting thereof, separate from the amount of remuneration for the Directors resolved at the Inaugural General Meeting of Shareholders held in June 2004.

Currently, the Company has six Directors. At the meeting of the Board of Directors, the Company also resolved that it would submit a proposition for reelecting six Directors and electing one Director at the Ordinary General Meeting of Shareholders. If the proposition is approved, the Company will have seven Directors.

Description

1. Grounds for granting the Rights to Directors of the Company as part of their compensation etc.

We would like to further enhance our corporate value by promoting business management that is more conscious of our shareholders' interests and stock market trends, and by improving the motivation and morale of Directors with regard to improvement of the Company's performance. To that end, we propose to grant stock acquisition rights as stock

options to Directors in compensation for their performance of their duties.

2. Outline of the issuance of the Rights

(1) Number of shares to be covered by the Rights

Not exceeding 43,000 shares of common stock of the Company.

In the event that the company splits or consolidates its shares of common stock ("stock split or consolidation") after the issuance of the Rights, the number of shares to be covered by the Rights shall be adjusted according to the formula described below, with fractions less than one share resulting from the adjustment to be rounded down: provided, however, that such adjustment shall be made on the day following the record date of the stock spilt or at the time when the stock consolidation comes into effect, on the number of shares to be covered by the Rights remaining unexercised only.

Number of shares after adjustment	=	Number of shares before adjustment	x	Ratio of stock split or consolidation

In addition, after the date of issuance of the Rights, in the event that: the Company merges with others as the surviving company; the Company becomes a parent company of others with 100% ownership through a share exchange; the company succeeds to a part of other companies' business as a result of an absorption-type demerger; or in any other similar event where adjustments of the number of shares to be granted under the Rights are required; the Company may make necessary adjustments.

(2) Aggregate number of the Rights to be issued

Not exceeding 430. (The number of shares to be covered by one Right shall be 100 shares; provided, however, that in the event of an adjustment of the number of shares as described in (1)above, the same adjustment shall be made to the number of shares exchangeable for one Right.)

(3) Amount to be paid to acquire the Rights

The amount to be paid for the Rights shall be the amount which was determined by the Board of Directors' resolution of the Rights by using the Black-Sholes method. Payment in cash is not necessary.

(4) Assets contributed upon exercise of the Rights

The value of the assets contributed upon exercise of one Right shall be the amount given by multiplying the price to be paid in per share upon exercise of each of Rights ("Exercise price") as determined by the method given below by the number of shares exchangeable for one Right as stipulated in (2) above.
The Exercise Price shall be 1.05 times the average value of the closing stock prices for ordinary transactions of the Company's common stock at the Tokyo Stock Exchange every day (excluding days when there is no trading) during the month that precedes the month in which the Rights were granted, with fractional amounts of less than one yen

resulting from the adjustment to be rounded up tone yen; provided, however, that if such calculated price is lower than the closing price on the day before the date of issuance of the Rights(in case such closing price not available, the closing price on the most recent, preceding day), the price shall be the closing price on the day before the date of issuance of the Rights.

In addition, in the event of a stock split or consolidation after the issuance of the Rights, the Exercise price shall be adjusted by the formula described below, with fractional amount of less than one yen resulting from the adjustment to be rounded up to one yen; provided, however, that such adjustment shall be made on the day following the record date of the stock split or at the time when the stock consolidation comes into effect

$$\text{Exercise price after adjustment} = \text{Exercise price before adjustment} \times \frac{1}{\text{Ratio of stock split or consolidation}}$$

In the event that the Company issues new shares or transfers treasury shares at less than the market price, including gratis allocation, the Exercise Price shall be adjusted by the formula described below (the "Exercise Price Adjustment Formula"), with fractional amounts of less than one yen resulting from the adjustment to be rounded up to one yen ; provided, however, that this shall not apply when the Company issues or transfer its shares in exchange for its common stock, or securities with redemption rights; upon exercise of stock acquisition rights, including those rights attached to bonds, exchangeable for the Company's common stock, or preemptive rights as stock options under the Commercial Code prior to the implementation of the Law for the Amendment of the Commercial Code (Law No. 128 of 2001); or upon conversion of convertible bounds.

$$\text{Exercise price after adjustment} = \text{Exercise Price before adjustment} \times \frac{\text{Number of shares outstanding} + \dfrac{\text{Number of New shares to be issued} \times \text{Amount to be paid per share}}{\text{Market price per share before issue of new shares}}}{\text{Number of shares outstanding} + \text{Number of new shares to be issued}}$$

Regarding the above formula, the "Number of shares outstanding" shall be the aggregate number of shares issued less the aggregate number of treasury shares held by the Company, and in the event that the Company transfers its treasury shares, the "Number of new shares to be issued" shall be replaced by the "Number of treasury shares transferred".

Furthermore, in the event that the Company merges with another company, makes a share exchange with another company or makes a spin-off, or in any other similar event where an adjustment to the exercise price is required, the Company may make such adjustment as it deems necessary.

(5) Exercise period of the Rights

The Rights may be exercised in the period between July 31, 2008 and July 30, 2010; provided, however, that in case the Company does not operate on the final day such period, the exercise period shall be until the last business day during the period.

(6) Conditions for the exercise of the Rights:

(i) Persons who are allocated the Rights ("Right Holder")may exercise their Rights even if they lose their position on the Company's Board of Directors, in accordance with the provisions of the agreement defined in (iv) of this paragraph.

(ii) In the case that the Rights are transferred by inheritance, matters such as the conditions regarding the inheritors and their exercise (iv) of this paragraph.

(iii) It is not permitted to put the Rights in any pledge or to dispose of them in any manner.

(iv) Other conditions on the exercise of the Rights shall be determined at the Board of Directors' meeting to be held after this general meeting of shareholders, and shall be stipulated in the agreement to be made between the Right Holder and the Company.

(7) Restriction on acquisition of the Rights by transfer

When any of the Rights is acquired by transfer, approval of the Company's Board of Directors shall be required.

(8) Others details regarding the Rights

Other details regarding issuance of the Rights shall be determined at a Board of Directors meeting to be held later regarding the issuance of publicly offered stock acquisition rights.

Note: The details described above shall be subject to the approval and adoption of the "To issue stock acquisition rights for the purpose of granting stock options to the Company's Directors Company" at the 2nd Ordinary General Meeting of Shareholders of the Company to be held on June 20, 2006.

- END -

(Translation)

File No. 82-34816
May 16, 2006

Dear Sirs,

Name of Company: SEGA SAMMY HOLDINGS INC.
Name of Representative: Hajime Satomi, Chairman, President and Representative Director
(Code No. 6460, Tokyo Stock Exchange 1st Section)
Further inquiry: Michael Masakimi Hotta, Executive Officer
(TEL: 03-6215-9955)

Notice of To issue stock acquisition rights for the purpose of granting stock options to directors of the Company's subsidiaries and to executive officers and other employees of the Company and its subsidiaries

Notice is hereby given that SEGA SAMMY HOLDINGS INC. (the "Company"), at the meeting of its Board of Directors held on May 16, 2006, resolved that the Company would submit a proposition for the approval of the issuance of stock acquisition rights as stock options to the directors of the Company's subsidiaries and the executive officers and employees of the Company and its subsidiaries, pursuant to Article 236, Article 238 and Article 239 of the Corporation Law of Japan at the 2nd Ordinary General Meeting of Shareholders of the Company to be held on June 20, 2006, as described below:

Description

1. Grounds for issuance of the Rights with specially favorable conditions
We would like to further enhance the corporate value of the entire Group by improving motivation and morale within the Company and its subsidiaries for further improvement of performance. To that end, we propose to allocate stock acquisition rights as stock options to certain directors of the Company's subsidiaries and to certain executive officers and other employees of the Company and its subsidiaries. No cash payment shall be required for the Rights.

2. Qualified grantees of stock acquisition rights:

Stock acquisition rights shall be granted to the directors of the Company's subsidiaries and the executive officers and other employees of the Company and its subsidiaries.

3. Outline of the issuance of the Rights

(1) Number of shares to be covered by the Rights

The aggregate number of shares to be acquired by exercising the Rights that are issued within one year after this general meeting of shareholders shall not exceed 2,770,000

shares of common stock of the Company.

In the event that the Company splits or consolidates its shares of common stock ("stock split or consolidation") after the issuance of the Rights, the number of shares to be covered by the Rights shall be adjusted according to the formula described below, with a fraction less than one share resulting from the adjustment to be rounded down; provided, however, that such adjustment shall be made on the day following the record date on the stock split or at the time when the stock consolidation comes into effect, on the number of shares to be covered by the Rights remaining unexercised only.

Number of shares after adjusted	=	Number of shares before adjustment	x	Ratio of stock spilit or consolidation

In addition, after the date of issuance of the Rights, in the event that: the Company merges with others as the surviving company; the Company becomes a parent company of others with 100% ownership through a shake exchange; the Company succeeds to a part of other companies' businesses as a result of an adsorption-type demerger ; or in any other similar event where adjustments of the number of shares under the Rights are required ; the Company may make necessary adjustments.

(2) Aggregate number of the Rights to be issued

The aggregate number of the Rights to be issued within one year after this general meeting of shareholders shall not exceed 27,700. (The number of shares to be covered by one Right shall be 100 shares ; provided , however , that in the event of an adjustment of the number of shares as described in (1) above, the same adjustment shall be made to the number of shares exchangeable for one Right.)

(3) Assets Contributed upon exercise of the Rights

The value of the assets contributed upon exercise of one Right shall be the amount given by multiplying the price to be paid in per share upon exercise of each of the Rights("Exercise Price") as determined by the method given below by the number of shares exchangeable for one Right as stipulated in (2) above. The Exercise price shall be 1.05 of the average value of the closing stock prices for ordinary transactions of the Company's common stock at the Tokyo Stock Exchange every day (excluding days when there is no trading) during the month that precedes the month in which the Rights were granted , with fractional amounts of less than one yen resulting from the adjustment to be rounded up to one yen ; provided, however , that if such calculated price is lower than the closing price on the day before the date of issuance of the Rights (in case such closing price is not available, the closing price on the most recent, preceding day), the price shall be the closing price on the day before the date of issuance of the Rights.

In addition, in the event of a stock split or consolidation after the issuance of the Rights, the Exercise Price shall be adjusted by the formula described below, with fractional amounts of less than one yen resulting from the adjustment to be rounded up to one yen ; provided, however, that such adjustment shall be made on the day following the record date of the stock spirit or at the time when the stock consolidation comes into effect.

$$\text{Exercise price after adjustment} = \text{Exercise Price before adjustment} \times \frac{1}{\text{Ratio of stock split}}$$

In the event that the Company issues new shares or transfer treasury shares at less than the market price, including gratis allocation, the Exercise Price shall be adjusted by the formula described below (the "Exercise Price Adjustment Formula"), with fractional amounts of less than one yen resulting from the adjustment to be rounded up to one yen ; provided, however , that this shall not apply when the Company issues or transfers its shares in exchange for securities to be acquired by the Company in exchange for its common stock, or securities with redemption rights; upon exercise of stock acquisition rights, including those rights attached to bonds, exchangeable for the Company's common stock, or preemptive rights granted as stock options under the Commercial Code prior to the implementation of the Law for the Amendment of the Commercial Code (Law No. 128 of 2001);or upon conversion of convertible bonds.

$$\text{Exercise price after adjustment} = \text{Exercise price before adjustment} \times \frac{\text{Number of shares outstanding} + \dfrac{\text{Number of New shares to be issued} \times \text{Amount to be paid per share}}{\text{Market price per share before issue of new shares}}}{\text{Number of shares outstanding} + \text{Number of shares to be issued}}$$

In the above formula, the "Number of shares outstanding" represents the total number of issued shares of the Company after deducting the total number of its own shares held by the Company. In case of the disposition by the Company of its own shares, the "Number of New shares to be issued" shall be read as the "number of its own shares to be disposed of" and the "Amount to be paid per share" shall be read as the "disposal price per share." Furthermore, in the event that the Company merges with another company, makes a share exchange with another company or makes a spin-off, or in any other similar event where an adjustment to the exercise price is required, the Company may make such adjustment as it deems necessary.

(4) Exercise period of the Rights

The Rights may be exercised within the two years from the day on which two years have passed since the day following the allocation date of the Rights ; provided , however, that in case the Company does not operate on the final day of such period , the exercise period shall be until the last business day during the period .

(5) Conditions for the exercise the of the Rights

(i) Persons who are allocated the Rights ("Right Holder") may exercise their Rights as long as they are directors, statutory auditors, executive officers, corporate counselors, corporate advisors or employees of the Company or its subsidiaries at the time of

exercise of Right , except for cases in which the position was lost as provided for by relevant laws and regulations, the Articles of Incorporation or rules of the Company or its subsidiary, or as provided in (ii),(iii)or (iv)of this paragraph.

(ii) Even if Executive Officers or other employees of the Company who are Right Holders lose their positions, those Right Holders may, if either of the following conditions, (a), (b)or(c), applies, exercise their Rights up to the potion unexercised at the loss of the position, notwithstanding the provision of (i) of this paragraph.

(a) In the case that the Right Holders lose their positions because they resign due to expiration of their term of office or changes in relevant laws and regulations;

(b) In the case that their positions were lost based on the provisions of the Company rules, including retirement due to the attainment age and discharge for such reasons as scale down of business operations, or the Right Holders were transferred to subsidiaries by the Company's decision; or

(c) In the case that the Right Holders acquire the position of Director, Statutory Auditors, Executive Officer, Corporate Counselor or Corporate Counselor or Corporate Advisor of the Company, or the position of director, Statutory auditor, executive officer, corporate counselor, corporate advisor or employee of its subsidiary immediately after the loss of the original position

(iii) Even if director, executive officers or other employees of the Company's subsidiaries who are Right Holders lose their positions, those Right Holders may, if either of the following conditions, (a), (b) or (c), applies, exercise their Rights up to the portion unexercised at the time of the loss of the position, notwithstanding the provision of (i) of this paragraph.

(a) In the case that the Right Holders lose their positions because they resign due to expiration of their term of office or changes in relevant laws and regulations;

(b) In the case that their positions were lost based on the provisions of the Company rules, including retirement due to the attainment of retirement age and discharge for such reasons as scare down of business operations, or the Right Holders were transferred to the Company or its subsidiaries by the subsidiary's decision; or

(c) In the case that the Right Holders acquire the position of director, statutory auditor, executive officer, Advisor, corporate counselor, corporate advisor or employee of the Company or its subsidiary immediately after the loss of the original position.

(iv) In the case that the Rights are transferred by inheritance, matters such as the conditions regarding the inheritors and their exercise of the Rights shall be in accordance with the provisions of the agreement defined in (vi) of this paragraph.

(v) It is not permitted to put the Rights in any pledge or to dispose of them in any manner.

(vi) Other conditions on the exercise of the Rights shall be determined at the Board of Directors' meeting to be held after this general meeting of shareholders, and shall be stipulated in the agreement to be made between the Right Holder and the Company.

(6) Matters relating to increase in capital and capital reserve

(i) The increase in capital due to issuance of shares upon the exercise of the Rights shall be the amount given by multiplying the limit of capital increase, calculated in accordance with Article 40, paragraph 1 of the Corporate Accounting Rules, by 0.5, with all figures less than one yen rounded up to one yen.

(ii) The increase in capital reserve due to issuance of shares upon the exercise of the Right shall be the limit of capital increase mentioned in (i)of this paragraph less the amount of increase in capital defined in (i) of this paragraph

(7) Fractional number of shares resulting from exercise of Rights

Any fractional number of shares less than one share shall be rounded down when issued to the Right Holders.

(8) Restriction on acquisition of the Rights by transfer

When any of the Rights are acquired by transfer, approval of the Company's Board of Directors shall be required.

(9) Causes for acquisition of the Rights

When general meeting of shareholders approves a proposal for an agreement of merger or consolidation under which the Company ceases to exist, or a proposal for authorization of a share exchange agreement or a share transfer plan under which the Company becomes another company's wholly –owned subsidiary, the Company may, with a resolution of the Board of Directors approving the acquisition of the Rights as necessary, acquire the Rights without any consideration on a certain date set by the Board of Directors.

(10) Handling of the Rights in case of reorganization

When the Company merges or consolidates with others and ceases to exist by so doing, or when the company carries out an absorption-type demerger, spin-off, share exchange or share transfer ("reorganization actions"), the Right Holders who hold unexercised Rights of the Company as of the time when such reorganization actions take effect shall be given stock acquisition rights of the applicable joint-stock corporations listed in Article 236, paragraph 1, item 8, (a) though (e)of the Corporate Law("successor corporations"), on the terms stated below. In such cases, the Rights of the Company shall be terminated. Provided, however, that the above shall apply only when the agreements on merger, consolidation, absorption-type demerger or share exchange, or the plans for spin-off or share transfer prescribe the granting of stock acquisition rights of successor corporations on the terms stated below.

(a) Number of stock acquisition rights of the successor corporations to be issued

The same number as the number of the Rights owned by the Right Holders with unexercised Rights as of the time when the reorganization actions take effect

(b) Classes of the successor corporations' shares covered by the stock acquisition rights

Common stock of the successor corporations

(c) Number of the successor corporation's shares covered by the stock acquisition rights

The number of shares shall be determined by applying mutatis the method defined in (1), considering the terms etc. of the reorganization actions.

(d) Assets contributed upon exercise of the stock acquisition rights

The value of the assets contributed upon exercise of one stock acquisition shall be the amount given by multiplying the post-reorganization price paid in per share, which is adjusted in consideration of the terms etc. of the reorganization actions, by the number of shares exchangeable for one stock acquisition.

(e) Exercise period of the stock acquisition rights

The stock acquisition rights may be exercised during the period between the first day of the exercise period of the Rights specified in (4) or the effective date of reorganization actions, whichever comes later, and the last day of the exercise period of the Rights specified in (4).

(f) Conditions for the exercise of the stock acquisition rights

The conditions shall be determined by applying mutatis mutandis the provisions of (5).

(g) Restriction on acquisition of stock acquisition rights by transfer:

When any of the stock acquisition rights is acquired by transfer, approval of the successor corporation shall be required.

(h) Causes for acquisition of stock acquisition rights by the successor corporations

The causes applicable shall be determined by applying mutandis the provisions of (9).

(11) Certificates of the Rights

The Company shall not issue any certificates of the Rights.

(12) Others details regarding the Rights

Other details regarding issuance of the Rights shall be determined at a Board of Directors meeting to be held later regarding the issuance of publicly offered stock acquisition rights.

Note: The details described above shall be subject to the approval and adoption of the "To issue stock acquisition rights for the purpose of granting stock options to directors of the Company's subsidiaries and to executive officers and other employees of the Company and its subsidiaries." at the 2nd Ordinary General Meeting of Shareholders of the Company to be held on June 20, 2006.

- END -